SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2006

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant´s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      ✓            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      ✓

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated July 3, 2006 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated July 3, 2006, the Company reported that Buenos Aires Trade and Finance Center S.A. signed an exchange agreement (“Contrato de Permuta”) with a mortgage guarantee in favor of DYPSA for housing, garages and warehouses, for a total amount of US$ 13,530,000 secured by a mortgage of US$ 10,800,000 on the Parcel 1e of the Manzana 5M facing street Marta Lynch Nº 551, between Aime Paine and Azucena Villaflor in Puerto Madero, Ciudad Autónoma de Buenos Aires. The housing building will consist of a ground floor and a minimum of 40 floors (20,384 m2 approximately), 2 underground floors for garage and warehouse use (3,795 m2 approximately) from which IRSA will receive in 36 months maximum from the signing date a 31.5% of the total square meters. As a result of this deal, IRSA will receive 37 Apartment units; 67 Garage units and 46 warehouses units.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: July 3, 2006